February 03, 2006



Mr. Mark R. Belgya
Chief Financial Officer
J. M. Smucker Company
One Strawberry Lane
Orrville, Ohio  44667-0280



	Re:	J. M. Smucker Company
		Form 10-K for Fiscal Year Ended April 30, 2005
      Filed July 12, 2005
		Form 10-Q for Six Months Ended October 31, 2005
      Filed December 9, 2005
		File No. 001-05111



Dear Mr. Belgya:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended April 30, 2005

Derivative Financial Instruments and Market Risk, page 15

1. We note your discussion of your market risk related to changes in commodity prices. Item 305 of Regulation S-K requires you to provide quantitative information about market risk as of the end of the latest fiscal year. Please expand your discussion to include quantitative information about your commodity price risk using one of the three disclosure alternatives outlined in Item 305 of Regulation
S-K.

Statements of Consolidated Cash Flows, page 24

2. We note you begin your reconciliation of net cash flows from operating activities with income from continuing operations. Paragraph 28 of SFAS 95 requires you to reconcile net income to net cash flows from operating activities.  Please amend your
statements
of consolidated cash flows accordingly. Additionally, tell us the nature of the amounts you have reported in the line item discontinued
operations.  Please note the basic disclosure requirement of SFAS
95
(i.e. all cash flows should be reported as either an operating, investing or financing activity) do not support the aggregation of operating, investing and financing cash flows from discontinued operations into a single line item.

Notes to Consolidated Financial Statements, page 26

3. We note your Legal Proceedings disclosure on page 8 of your Form
10-K for the fiscal year ended April 30, 2005 in which you explain the California Environmental Protection Agency is investigating whether one of your properties contributed to the contamination of certain domestic water supply wells. Although we understand you are not able to estimate the full amount of loss, it is unclear whether you have accrued for this item.

If it is at least a reasonable possibility you may incur a loss as a result of this investigation, please disclose within the financial statements the nature of this contingency and an estimate of the possible loss or range of loss. If it is not possible to estimate an amount or range of loss, that fact should be disclosed. In addition, please comply with the applicable disclosure requirements outlined in
SAB Topic 5:Y and Chapter 7 of SOP 96-1, and disclose your policy for accounting for environmental related liabilities, if material. Tell us any amounts accrued for this matter, and any amounts quantified by third parties as damages or costs to remediate.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.









	You may contact Lily Dang at (202) 551-3867 or Jenifer
Gallagher
at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Mark Belgya
The J. M. Smucker Company
February 03, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010